                                                  --------------------------
                                                       OMB APPROVAL
                                                  --------------------------
                                                  OMB Number  3235-0145
                                                  Expires:  August 31, 1991
                                                  Estimated average burden
                                                  hours per response...14.90
                                                  --------------------------





                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 4)*


                                Seragen, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  817474 109
                         -------------------------------
                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 12 pages

------------------------                             --------------------------
  CUSIP NO. 817474 109               13G               PAGE 2  OF 12  PAGES
            ----------                                     ---    ---
------------------------                              -------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Boston University Nominee Partnership

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)    [x]

                                                                     (b)    [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Massachusetts
--------------------------------------------------------------------------------
                            5    SOLE VOTING POWER
                                    -0-

         NUMBER OF      --------------------------------------------------------
          SHARES            6    SHARED VOTING POWER
       BENEFICIALLY                 8,299,077
         OWNED BY
           EACH         --------------------------------------------------------
        REPORTING           7    SOLE DISPOSITIVE POWER
          PERSON                    -0-
           WITH
                        --------------------------------------------------------
                            8    SHARED DISPOSITIVE POWER
                                    8,299,077

--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          8,299,077
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     [ ]
          SHARES*

          Excludes 8,000 shares beneficially owned by Dr. Bagalay and 9,200 shares beneficially owned by Mr. Condon, as to which the Partnership disclaims beneficial ownership pursuant to Rule 13d-4.

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          46.1%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON *

          PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 12 pages

------------------------                             --------------------------
  CUSIP NO. 817474 109               13G               PAGE 3  OF  12  PAGES
            ----------                                     ---    ---
------------------------                              -------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John E. Bagalay, Jr.

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)    [x]

                                                                     (b)    [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                            5    SOLE VOTING POWER
                                    8,000

         NUMBER OF      --------------------------------------------------------
          SHARES            6    SHARED VOTING POWER
       BENEFICIALLY                 8,299,077
         OWNED BY
           EACH         --------------------------------------------------------
        REPORTING           7    SOLE DISPOSITIVE POWER
          PERSON                    8,000
           WITH
                        --------------------------------------------------------
                            8    SHARED DISPOSITIVE POWER
                                    8,299,077

--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,307,077

--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     [ ]
          SHARES*

          Excludes 9,200 shares beneficially owned by Mr. Condon, as to which Dr. Bagalay disclaims beneficial ownership pursuant to Rule 13d-4.

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          46.1%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON *

          IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 12 pages

------------------------                             --------------------------
  CUSIP NO. 817474 109               13G               PAGE  4  OF 12  PAGES
            ----------                                      ---   ---
------------------------                              -------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Kenneth G. Condon

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)    [x]

                                                                     (b)    [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                            5    SOLE VOTING POWER
                                    9,200

         NUMBER OF      --------------------------------------------------------
          SHARES            6    SHARED VOTING POWER
       BENEFICIALLY                 8,299,077
         OWNED BY
           EACH         --------------------------------------------------------
        REPORTING           7    SOLE DISPOSITIVE POWER
          PERSON                    9,200
           WITH
                        --------------------------------------------------------
                            8    SHARED DISPOSITIVE POWER
                                    8,299,077

--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,308,277

--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     [ ]
          SHARES*

          Excludes 8,000 shares beneficially owned by Dr. Bagalay, as to which Mr. Condon disclaims beneficial ownership pursuant to Rule 13d-4.

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          46.1%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON *

          IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 12 pages

------------------------                             --------------------------
  CUSIP NO. 817474 109               13G               PAGE  5  OF 12  PAGES
            ----------                                      ---   ---
------------------------                              -------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Martin J. Howard

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)    [x]

                                                                     (b)    [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------------------------------------------------------------
                            5    SOLE VOTING POWER
                                    -0-

         NUMBER OF      --------------------------------------------------------
          SHARES            6    SHARED VOTING POWER
       BENEFICIALLY                 8,299,077
         OWNED BY
           EACH         --------------------------------------------------------
        REPORTING           7    SOLE DISPOSITIVE POWER
          PERSON                    -0-
           WITH
                        --------------------------------------------------------
                            8    SHARED DISPOSITIVE POWER
                                    8,299,077

--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,299,077

--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     [ ]
          SHARES*

          Excludes 8,000 shares beneficially owned by Dr. Bagalay and 9,200 shares owned by Mr. Condon, as to which Mr. Howard disclaims beneficial ownership pursuant to Rule 13d-4.

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          46.1%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON *

          IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 5 of 12 pages

Item 1(a)     Name of Issuer
              --------------

              Seragen, Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices
              -----------------------------------------------

              97 South Street
              Hopkinton, MA 01748

Item 2(a)     Name of Person Filing
              ---------------------

              Boston University Nominee Partnership (the "Partnership"); and John E. Bagalay, Jr., Kenneth G. Condon, and Martin J. Howard, who are each partners of the Partnership. Each of the foregoing persons or entities is referred to herein individually as a "Reporting Person" or collectively as the "Reporting Persons".


Item 2(b)     Address of Principal Business Office, or, if None, Residence
              ------------------------------------------------------------

              The address of the principal business office of the Partnership is 881 Commonwealth Ave., Boston, MA 02215. The principal business address of Dr. Bagalay, Mr. Condon and Mr. Howard is 147 Bay State Road, Boston, Massachusetts 02215.

Item 2(c)     State of Organization/Citizenship
              ---------------------------------

              The Partnership was organized under the laws of the Commonwealth of Massachusetts. Each of Dr. Bagalay, Mr. Condon and Mr. Howard is a United States citizen.


Item 2(d)     Title of Class of Securities
              ----------------------------

              Common Stock ("Shares")


Item 2(e)     CUSIP Number
              ------------

              817474109


Item 3.       If this statement is filed pursuant to Rules 13d-1(b),
              ------------------------------------------------------
              or 13d-2(b), check whether the person filing is a:
              ------------------------------------------------------

      (a)     [ ]   Broker or Dealer registered under Section 15 of the Act

      (b)     [ ]   Bank as defined in Section 3(a)(6) of the Act


                              Page 6 of 12 pages

      (c)     [ ]   Insurance Company as defined in Section 3(a)(19) of the Act

      (d)     [ ]   Investment Company registered under Section 8 of the
                    Investment Company Act

      (e)     [ ]   Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940,

      (f)     [ ]   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                    1974 or Endowment Fund; see [section]240.13d-1(b)(1)(ii)(F),

      (g)     [ ]   Parent Holding Company, in accordance with
                    [section]240.13d-1(b)(ii)(G)

      (h)     [ ]   Group, in accordance with [section]240.13d-1(b)(1)(ii)(H).

      Not applicable.


Item 4.   Ownership
          ---------

          (a)    Amount Beneficially Owned:    Each Reporting Person may be
          deemed to own 8,316,277 Shares, which ownership is comprised of 8,299,077 Shares registered in the name of the Partnership, 8,000 Shares registered in the name of Dr. Bagalay and 9,200 Shares registered in the name of Mr. Condon.**

          (b)    Percent of Class:       Each Reporting Person may be deemed
          to beneficially own 46.1% of the Shares of Seragen, Inc. The foregoing percentage was calculated based on the 17,998,014 Shares which the Company has advised the Reporting Person were outstanding as of January 30, 1997.**


          (c)    Number of shares as to which such person has:

                 (i)       sole power to vote or to direct the vote:
                 Dr. Bagalay: 8,000. Mr. Condon: 9,200.

                 (ii)      shared power to vote or to direct the vote:
                 Each Reporting Person: 8,299,077. The Partnership is the record owner of 8,299,077 Shares. As the partners of the Partnership, Dr. Bagalay, Mr. Condon and Mr. Howard may be deemed to share the power to vote or to direct the vote of the Shares held of record by the Partnership.


                              Page 7 of 12 pages

           (iii) sole power to dispose or to direct the disposition of: Dr. Bagalay: 8,000. Mr. Condon: 9,200.

           (iv) shared power to dispose or to direct the disposition of: Each Reporting Person: 8,299,077. As the partners of the Partnership, Dr. Bagalay, Mr. Condon and Mr. Howard may be deemed to share the power to dispose or to direct the disposition of the Shares held of record by the Partnership.


Item 5.   Ownership of Five Percent or Less of a Class
          --------------------------------------------

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person
          ---------------------------------------------------------------

          Boston University, on whose behalf Boston University Nominee Partnership holds the Shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 8,299,077 Shares held by the Partnership.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
          ------------------------------------------------------------------

           Not applicable.

Item 8.   Identification and Classification of Members of the Group
          ---------------------------------------------------------

          See EXHIBIT 1 hereto stating the identity of each member of the group.

Item 9.   Notice of Dissolution of Group
          ------------------------------

          Not applicable.

Item 10.  Certification
          -------------

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                              Page 8 of 12 pages

** The Partnership and Mr. Howard expressly disclaim beneficial ownership of the Shares which are held, and which may be deemed to be owned, by each of the Partnership and Dr. Bagalay and Mr. Condon.

     Dr. Bagalay expressly disclaims beneficial ownership of the Shares which are held, and may be deemed to be owned, by each of the Partnership, Mr. Condon and Mr. Howard.


     Mr. Condon expressly disclaims beneficial ownership of the Shares which are held, and may be deemed to be owned, by each of the Partnership, Dr. Bagalay and Mr. Howard.



                               Page 9 of 12 pages

     Signature
     ---------

     After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement set forth as EXHIBIT 2 hereto.

                                            Boston University Nominee
                                            Partnership


Date:   January 30, 1997                    By: /s/ John E. Bagalay, Jr.
                                               -------------------------
                                               John E. Bagalay, Jr., Partner



                                            Partners:

                                               /s/ John E. Bagalay, Jr.
                                               -------------------------
                                               John E. Bagalay, Jr.


                                               /s/ Kenneth G. Condon
                                               -------------------------
                                               Kenneth G. Condon


                                               /s/ Martin J. Howard
                                               -------------------------
                                               Martin J. Howard





                               Page 10 of 12 pages